As filed with the Securities and Exchange Commission on December 3, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

GLOBAL AVIATION HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	20-4222196
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 World Drive

Peachtree City, Georgia 30269

(Address of principal executive offices, including zip code)

GLOBAL AVIATION HOLDINGS INC.

AMENDED AND RESTATED

2009 LONG-TERM INCENTIVE PLAN

GLOBAL AVIATION HOLDINGS INC.

2009 LONG-TERM INCENTIVE PLAN FOR

OUTSIDE DIRECTORS

(Full title of the Plan)

Mark M. McMillin

Senior Vice President, General Counsel and Secretary

Global Aviation Holdings Inc.

Phone: (770) 632-8215

(Name, address and telephone number, including area code, of agent for service)

Copy to:

Thomas R. McNeill

Bryan Cave LLP

1201 West Peachtree Street, N.W.

14th Floor

Atlanta, Georgia 30309

Phone: (404) 572-6600

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered)		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $.0001 par value	7,533,200	(1)	$7.275	(2)	$54,804,030	(2)	$3,907.53

(1)           This Registration Statement covers 7,500,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Global Aviation Holdings Inc., a Delaware corporation (the “Company” or the “Registrant”), under the Global Aviation Holdings Inc. Amended and Restated 2009 Long-Term Incentive Plan and 33,200 shares of Company Common Stock under the Global Aviation Holdings Inc. 2009 Long-Term Incentive Plan for Outside Directors (collectively, the “Plan”). In addition, pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also includes an indeterminate number of shares that may be offered and sold as a result of future stock splits, stock dividends or similar transactions under the Plan.

(2)           Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(h) under the Securities Act based on the book value of the Registrant’s common stock as of September 30, 2010.

INTRODUCTION

 This Registration Statement on Form S-8 is filed by the Company relating to 7,500,000 shares of Company Common Stock issuable pursuant to the Global Aviation Holdings Inc. Amended and Restated 2009 Long-Term Incentive Plan and 33,200 shares of Company Common Stock issuable pursuant to the Global Aviation Holdings Inc. 2009 Long-Term Incentive Plan for outside directors.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.  Plan Information.

Information required by Part I of Form S-8 to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, and the Note to Part I of Form S-8.

Item 2.  Registrant Information and Employee Plan Annual Information.

Information required by Part I of Form S-8 to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, and the Note to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

The following documents that the Company has filed with the Securities and Exchange Commission (the “Commission”) are incorporated in this registration statement by reference and made a part hereof:

1.               Prospectus filed under Rule 424(b)(3) on November 10, 2010;

2.               Quarterly Report for the quarter ended September 30, 2010; and

3.               Current Report on Form 8-K filed December 3, 2010.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this filing and before the expiration of the offering.  The SEC allows us to incorporate by reference into this prospectus such documents.  You should consider any statement contained in this prospectus (or in a document incorporated into this prospectus) or any prospectus supplement to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

Item 4. Description of Securities.

The following description summarizes the material terms of our capital stock and provisions of our amended and restated certificate of incorporation, as amended (“certificate of incorporation”) and amended and restated by-laws (“by-laws”). Because this is only a summary, it does not contain all of the information that may be important to you.

Authorized Capitalization

As of November 30, 2010, our authorized capital stock consists of 500,000,000 shares of stock, par value $0.0001 per share, of which 400,000,000 have been designated as “common stock” and 26,802,200 were issued and outstanding.   On November 30, 2010, there were approximately 75 holders of record of our common stock.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share. Except as otherwise required by law, holders of common stock will vote as a single class on all matters presented to the stockholders for a vote. Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting with respect to the election of directors. Directors will be elected by a plurality of the votes cast in the election of directors once a quorum is present. All other matters will be decided by holders of stock having a majority of the votes that could be cast by the holders of all stock entitled to vote on such matters present at the meeting or by proxy.

Dividend Rights. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

Liquidation Rights. Upon liquidation or dissolution of Global, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.

Preemptive Rights. Our by-laws provide that, prior to an initial public offering of the Company’s common stock, following which our common stock is worth at least $75 million, excluding shares held by MatlinPatterson or the date on which no stockholder holds a majority of our voting equity securities or has the power to elect a majority of our Board of Directors, whenever the Company proposes to sell and issue (1) any shares of its common or preferred stock, (2) any rights, options or Warrants to purchase shares of its common or preferred stock or (3) securities of any type that are or may become convertible into or exchangeable for shares of its common or preferred stock, each holder of the Company’s common stock shall have the right to purchase such securities in proportion to its ownership of the Company’s outstanding common stock. If such preemptive rights are not exercised within a designated period of time, the Company may proceed with such sale to a third party. Certain issuances of securities by the Company, including in connection with equity compensation plans, mergers and acquisitions, stock splits and dividends, as well as issuances expressly designated by our Board of Directors, are exempt from these preemptive rights.

Co-Sale Rights. Our by-laws provide that, prior to an initial public offering of the Company’s common stock, following which our common stock is worth at least $75 million, excluding shares held by MatlinPatterson or the date on which no stockholder holds a majority of our voting equity securities or has the power to elect a majority of our Board of Directors, in the event that any holder of the Company’s common stock that holds at least 25% of the Company’s voting stock and proposes to sell shares to a purchaser who will, by virtue of such transaction, acquire (1) shares representing 20% or more of the then-outstanding shares of the Company or (2) the power to appoint a majority of the members of our Board of Directors, such holder must offer the other holders of common stock the right to participate in such sale in proportion to their respective ownership percentages of the Company’s common stock relative to that of all holders of common stock. To the extent such rights are exercised, the number of shares that the original selling stockholder may sell in such transaction shall be correspondingly reduced.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain some provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions also may have the effect of delaying, deferring or preventing a future takeover or change in control unless the takeover or change in control is approved by our board of directors.

Undesignated Stock. The ability to authorize currently undesignated stock makes it possible for our board of directors to issue one or more series of stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. This ability may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Advance Notice Requirements for Stockholder Proposals. Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide written notice of their proposal to the corporate secretary not less than 90 days nor more than 135 days prior to the anniversary date of the immediately preceding annual meeting. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Special Meetings of Stockholders. Our by-laws provide that special meetings of our stockholders may be called only by the chairman of our board of directors, if any, or pursuant to a resolution approved by a majority of our board of directors, or a committee of the board of directors authorized to call such meetings.

Authorized but Unissued Shares. Our authorized but unissued shares of capital stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Certain Other Provisions of Our Certificate of Incorporation and By-Laws and Delaware Law

Stockholder Action by Written Consent. Pursuant to our by-laws, any action required or permitted to be taken at an annual or special stockholders’ meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Amendments to Our Certificate of Incorporation and By-Laws. Pursuant to our certificate of incorporation, our board of directors may amend our by-laws, subject to any specific limitation on such power contained in any by-laws adopted by stockholders, except that the stockholders are not entitled to amend the by-laws in a manner, or adopt a new by-law, that would materially and adversely affect the rights of the holders of our common stock unless such amendment has been approved by our board of directors.

Limitations on Non-U.S. Citizen Ownership. Non-U.S. citizens may not own or control more than 25% of the voting power of our outstanding capital stock entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors. The Delaware General Corporation Law, or the DGCL, authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our organizational documents include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors for monetary damages for actions taken as a director. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to purchase and maintain directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities.  Our by-laws provide that our obligations to indemnify or advance expenses to persons affiliated with MatlinPatterson or GSO Capital Partners shall be primary without regard to any rights to indemnification or advancement such persons may have from other sources.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar & Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07015.

Item 5. Interest of Named Experts and Counsel.

None.

Item 6. Indemnification of Directors and Officers.

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law, and our by-laws provide for the indemnification of our directors and officers to the maximum extent permitted by Delaware law.  We have also entered into indemnification agreements with each of our directors and officers providing similar indemnification rights.

Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

We maintain a Directors’ and Officers’ liability insurance policy that provides coverage to our directors and officers.

Item 7.  Exemption from Registration Claimed.

None.

Item 8. Exhibits.

Exhibit No.	Description
5	Opinion of Bryan Cave LLP

10.1	Global Aviation Holdings Inc. 2009 Long-Term Incentive Plan for Outside Directors (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed June 28, 2010).

10.2

Global Aviation Holdings Inc. First Amendment to the 2009 Long-Term Incentive Plan for Outside Directors, (incorporated by reference to Exhibit 10.7(a) to the Company’s Registration Statement on Form S-1 filed October 6, 2010).

10.3	Global Aviation Holdings Inc. Amended and Restated 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed December 3, 2010).

23.1	Consent of Bryan Cave LLP (included in Exhibit 5).

23.2	Consent of Ernst & Young LLP.

23.3	Consent of KPMG LLP.

24	Power of Attorney (set forth on signature page hereto).

Item 9. Undertakings.

(a)          The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Peachtree City, state of Georgia, on this 3rd day of December, 2010.

GLOBAL AVIATION HOLDINGS INC.

By:	/s/ William A. Garrett
William A. Garrett
Executive Vice President
and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William A. Garrett and Mark M. McMillin, and each of them, the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-8, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Robert R. Binns
Robert R. Binns	Chief Executive Officer and Chairman of the Board	December 3, 2010
(Principal Executive Officer)

/s/ William A. Garrett
William A. Garrett	Executive Vice President and Chief Financial Officer	December 3, 2010
(Principal Financial and Accounting Officer)

/s/ Marjorie Bowen
Marjorie Bowen	Director	December 3, 2010

/s/ Gen. Duane H. Cassidy
Gen. Duane H. Cassidy	Director	December 3, 2010

/s/ Jean-Peter Jansen
Jean-Peter Jansen	Director	December 3, 2010

/s/ David Matlin
David Matlin	Director	December 3, 2010

/s/ Jason New
Jason New	Director	December 3, 2010

/s/ Mark Palmer
Mark Palmer	Director	December 3, 2010

/s/ Peter Schoels
Peter Schoels	Director	December 3, 2010

/s/ William Stockbridge
William Stockbridge	Director	December 3, 2010

/s/ Lawrence Teitelbaum
Lawrence Teitelbaum	Director	December 3, 2010

EXHIBITS

5	Opinion of Bryan Cave LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of KPMG LLP.